BrandPartners Group
10 Main Street
Rochester, NH 03839
(603) 335-1400

March 24, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention: Jorge Bonilla, Senior Staff Accountant

Re:	BrandPartners Group, Inc. (the “Company”)
Form 10-K for Year Ended December 31, 2007
Form 10-Q for Quarters Ended March 31, 2008 and June 30, 2008
File No. 000-16530

Dear Mr. Bonilla:

On behalf of the Company, please find a response to the Commission’s letter of February 3, 2009.  For ease of review, the Commission’s comment is set forth immediately prior to the Company’s response.

Form 10-K

Form 10-Q/A for the quarters ended June 30, 2008 and September 30, 2008

Exhibits 32.1

1.
We note that you have filed abbreviated amendments to the Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008 to reflect the corrected 906 certifications.  Please note when amending a periodic report to include corrected 906 certifications, a full amendment to your report is required that includes the entire periodic report as well as new 302 certifications.  Please amend accordingly.

Response
The Company has filed full amendments to its Form 10-Q for the periods ended June 30, 2008 and September 30, 2008.  The amendments include section 906 and 302 certifications applicable to the Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008.

In connection with the foregoing responses, the Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,
BrandPartners Group, Inc.

James F. Brooks
President, CEO and Interim Financial Officer

Cc: Baratta, Baratta & Aidala LLP